Exhibit 99.1

MI Developments Inc. 455 Magna Drive, 2nd Floor Aurora, Ontario L4G 7A9

MI DEVELOPMENTS ELIMINATES ITS DUAL CLASS SHARE STRUCTURE

June 30, 2011, Aurora, Ontario, Canada — MI Developments Inc. (“MID”) (TSX: MIM.A, MIM.B; NYSE: MIM) announced today that the plan of arrangement to eliminate MID’s dual-class share structure has been completed and will become effective at 5:00 pm today, at which time those directors elected as post-closing directors at MID’s annual general and special meeting of shareholders on March 29, 2011, will commence their term of office.

MID’s Common Shares, each of which carries one vote per share, will commence trading under the symbol “MIM” on the Toronto Stock Exchange at the start of trading on July 4, 2011 and on the New York Stock Exchange at the start of trading on July 1, 2011.  Trading under the symbol “MIM.B” will continue on the Toronto Stock Exchange until the close of business on July 12, 2011; however, trades effected under the symbol “MIM.B” will represent trades of the Common Shares issued in exchange for Class B Shares in accordance with the plan of arrangement.  Certificates representing Common Shares will be mailed to the holders of record of Class B Shares as at July 15, 2011 at which time, Class B Shares shall cease to represent an interest in MID.  Class A Shares are now Common Shares and holders of certificates formerly representing Class A Shares do not need to take any actions.  Upon the effectiveness of the plan of arrangement, it is anticipated that there will be approximately 46,846,363 MID Common Shares issued and outstanding (subject to the rounding of fractional interests in accordance with the plan of arrangement).  There will be no special dividend payable to holders of Common Shares in connection with the arrangement.

MID will continue to operate its income-producing real estate business and will be restricted from engaging in or having an interest in, directly or indirectly, any business related to horseracing or gaming pursuant to a forbearance agreement.

About MID

MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its automotive operating units in North America and Europe. For further information about MID, please visit www.midevelopments.com or call 905-713-6322.

Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

Forward Looking Statements

This press release contains statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements include statements regarding MID’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond MID’s control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the “Risk Factors” section in MID’s Annual Information Form for 2010, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID’s Annual Report on Form 40-F for the year ended December 31, 2010, each of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.